UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

MACKINAC FINANCIAL CORPORATION

(NICOLET BANKSHARES, INC., as successor by merger to

MACKINAC FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Michigan	0-20167	38-2062816
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o Nicolet Bankshares, Inc.

111 North Washington Street

Green Bay, Wisconsin 54301

(920) 430-1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value per share: None.*

*Mackinac Financial Corporation (the “Registrant”) merged with and into Nicolet Bankshares, Inc. on September 3, 2021, at which time the separate corporate existence of the Registrant ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nicolet Bankshares, Inc., as successor by merger to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 13, 2021	NICOLET BANKSHARES, INC., as successor by merger to Mackinac Financial Corporation

By:	/s/ Michael E. Daniels
Michael E. Daniels
President and Chief Executive Officer